SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-35223

BioLineRx Ltd.

(Translation of registrant’s name into English)

2 HaMa’ayan Street

Modi’in 7177871, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On August 27, 2026, BioLineRx Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell and issue in a registered direct offering (i) 480,696 American Depositary Shares (“ADSs”), each ADS representing six hundred (600) ordinary shares, NIS 0.10 par value per share, of the Company (“Ordinary Shares”) and (ii) pre-funded warrants (the “Pre-funded Warrants”) to purchase up to 868,225 ADSs. Additionally, the Company agreed to sell and issue, in a concurrent private placement, unregistered warrants (the “Warrants”) to purchase up to 2,023,382 ADSs (collectively, the “Offering”). The purchase price per ADS and accompanying Warrant is $2.78 and the purchase price per Pre-funded Warrant and accompanying Warrant is $2.7799.

The Pre-funded Warrants will be immediately exercisable at an exercise price of $0.001 per ADS and will not expire until exercised in full. The Warrants have a term of five years from the date of issuance, and an exercise price of $2.78 per ADS.

A holder of Pre-funded Warrants and Warrants will not have the right to exercise any portion of its Pre-funded Warrants and Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ADSs or Ordinary Shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own Ordinary Shares (including Ordinary Shares represented by ADSs) in excess of 4.99% (or, at the election of the holder, 9.99%) of the Ordinary Shares outstanding immediately after giving effect to such exercise.

The Company also entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with Chardan Capital Markets, LLC (the “Placement Agent”) in relation to the Offering. The Placement Agent serves as the exclusive placement agent for the Company in connection with the Offering.

Each of the Purchase Agreement and Placement Agency Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. In addition, subject to limited exceptions, the Purchase Agreement and Placement Agency Agreement provide that for a period of one hundred twenty (120) days following the closing date, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. In addition, pursuant to the Purchase Agreement and the Placement Agency Agreement, the Company agreed to abide by certain customary standstill restrictions for a period of sixty (60) days following the closing date.

Aggregate gross proceeds to the Company in respect of the Offering (assuming full exercise of the Pre-funded Warrants and no exercise of the Warrants) are expected to be approximately $3,750,000, before deducting fees payable to the Placement Agent and other offering expenses payable by the Company. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.0% of the aggregate gross proceeds raised in the Offering, a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offering, and up to $50,000 for accountable expenses. The Company intends to use the net proceeds from the Offering for research and development activities and working capital and general corporate purposes. The Offering is expected to close on or about August 31, 2026, subject to satisfaction of customary closing conditions.

The Ordinary Shares represented by the ADSs, the Pre-funded Warrants, and the Ordinary Shares represented by the ADSs underlying the Pre-funded Warrants to be issued in the Offering will be issued pursuant to a prospectus supplement dated as of August 31, 2026, which will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-276323), which became effective on January 5, 2024, and the base prospectus dated December 29, 2023 contained in such registration statement.

The purchaser in this Offering (the “Purchaser”) has represented that it is an accredited investor, as that term is defined in Regulation D, or a qualified institutional buyer, as defined in Rule 144A(a), and has acquired such securities for its own account and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities are being made without any form of general solicitation or advertising. The Warrants and the Ordinary Shares represented by the ADSs underlying the Warrants to be issued in the Offering have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

In connection with the Offering, the Company and the Purchaser entered into an amendment dated as of August 27, 2026 (the “Warrant Amendment”) to existing warrants to purchase up to an aggregate 277,273 ADSs held by the Purchaser in order to (i) reduce the existing warrants’ exercise price to $2.78 per ADS, the price per ADS in this Offering, and (ii) extend the term of these warrants until August 31, 2031.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Pre-funded Warrants, the Warrants, the Warrant Amendment and the Placement Agency Agreement are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.15, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein.

Copies of the opinions of FISCHER (FBC & Co.) and Greenberg Traurig, P.A. relating to the securities issued in the Offering are attached as Exhibits 5.1 and 5.2, respectively.

The Company previously announced the pricing of the Offering in a press release issued on August 28, 2026, which was included as an exhibit to a Report of Foreign Private Issuer on Form 6-K filed with the SEC on the same day.

Warning Concerning Forward Looking Statements

This Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Form 6-K states that the Offering is expected to close on or about August 31, 2026. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K.

Exhibit No.

5.1	Opinion of FISCHER (FBC & Co.), Israeli legal counsel to the Company.
5.2	Opinion of Greenberg Traurig, P.A., U.S. legal counsel to the Company.
10.1	Form of Securities Purchase Agreement, dated as of August 27, 2026, between the Company and the purchaser identified on the signature pages thereto.
10.2	Form of Pre-Funded Warrant.
10.3	Form of Ordinary Warrant.
10.4	Form of Warrant Amendment
10.5	Form of Placement Agency Agreement
23.1	Consent of FISCHER (FBC & Co.), Israeli legal counsel to the Company (included in Exhibit 5.1).
23.2	Consent of Greenberg Traurig, P.A., U.S. legal counsel to the Company (included in Exhibit 5.2).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: August 31, 2026